EXHIBIT 99.2

FirstService Announces Election of Directors and Approval of Transaction to Settle Long-Term Incentive Arrangement and Eliminate Dual Class Voting Structure

TORONTO, May 03, 2019 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV) (NASDAQ: FSV) (“FirstService”) announced that at its annual and special meeting of shareholders, held in Toronto today, the eight director nominees listed in FirstService’s management information circular dated March 25, 2019 (the “Circular”) were elected as directors of FirstService. Directors have been elected to serve until the close of the next annual meeting of shareholders. The detailed results of the vote are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Brendan Calder	50,811,389	99.41%	303,254	0.59%
Bernard I. Ghert	50,858,102	99.50%	256,541	0.50%
Jay S. Hennick	50,205,199	98.22%	909,444	1.78%
D. Scott Patterson	50,733,504	99.25%	381,139	0.75%
Frederick F. Reichheld	50,813,576	99.41%	301,067	0.59%
Joan Eloise Sproul	50,869,610	99.52%	245,033	0.48%
Michael Stein	49,699,329	97.23%	1,415,314	2.77%
Erin J. Wallace	50,814,971	99.41%	299,672	0.59%

* As a vote was taken by a show of hands, the number of votes disclosed reflects those proxies received by management in advance of the meeting.

In addition, at the meeting, holders of FirstService’s Subordinate Voting Shares approved the previously announced transaction (the “Transaction”) to settle the Restated Management Services Agreement, including the long-term incentive arrangement, between FirstService, Jay S. Hennick and Jayset Management FSV Inc. and to eliminate FirstService’s dual class share structure. The Transaction was approved by 99.23% of the 23,774,307 votes cast by the disinterested holders of FirstService’s Subordinate Voting Shares, voting separately as a class. The Transaction is subject to customary closing conditions, and is expected to be completed on or about May 10, 2019. The Transaction remains subject to the risk factors set forth in the Circular.

FirstService shareholders also approved the appointment of PricewaterhouseCoopers LLP as the auditor of FirstService for the ensuing year, and, subject to and following completion of the Transaction, an amendment to FirstService’s articles to eliminate the Multiple Voting Shares and the “blank cheque” preference shares as part of the authorized capital of FirstService and to re-designate its Subordinate Voting Shares as “common shares”.

About FirstService Corporation

FirstService Corporation is a North American leader in the property services sector, serving its customers through two industry-leading service platforms: FirstService Residential, North America’s largest manager of residential communities; and FirstService Brands, one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates approximately US$2 billion in annual revenues and has more than 20,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Subordinate Voting Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”.

For the latest news from FirstService Corporation, visit www.firstservice.com.

COMPANY CONTACTS:

D. Scott Patterson
President & Chief Executive Officer
(416) 960-9500

Jeremy Rakusin
Chief Financial Officer
(416) 960-9500